LAW OFFICES
JENSEN, DUFFIN & DIBB, LLP

311 SOUTH STATE STREET
SUITE 380
SALT LAKE CITY, UTAH 84111
JULIAN D. JENSEN, PC.	TELEPHONE
DANIEL O. DUFFIN, PC.	(801) 531-6600
BRUCE L. DIBB, PC.	TELECOPIER
(801) 521-3731
E-Mail: jdcdj@aros.net
March 19, 2007
Via Electronic Filing, Fax, Next Day Air

Mr. Jason Wynn, Esq.
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Croff Enterprises, Inc.
SEC File No. 1-16731
Response to Securities and Exchange Commission -
Proxy Comment Letter Dated February 27, 2007,
and First Amended Proxy Statement.

Dear Mr. Wynn:

Our office, as general counsel for Croff Enterprises, Inc., (hereafter "Croff’, the "Company" or the "Registrant") has been asked to respond to your comment letter of February 27, 2007 pertaining to the preliminary proxy statement fled by the company pursuant to Schedule 14A. The following representation should be deemed made and construed as if made directly by the company for whom we are acting as legal counsel. The president and chairman of the board of Croff, Mr. Gerald L. Jensen, is likewise signing an attached certification to this letter to affirm all representations and undertakings of the registrant pursuant to direction of the board.

The company, in addition to fling a copy of this letter as a non-public correspondence document, is concurrently electronically filing and sending to your office by facsimile a copy of this letter and delivering by next day air the original of this letter with two redline mark-ups of the revised proxy statement and an unmarked copy. Should you require further additional review copies, please contact the undersigned or the company at your earliest convenience and we will supply whatever additional copies would facilitate your review. All page references in this letter are to the redline versions and not the corrected filed version.

Pursuant to the closing comments of your letter, this letter is being co-signed through attached certification by the president who is making the following affirmations for the company as requested by the Commission for the information supplied:

Mr. Jason Wynn
Division of Corporate Finance/ SEC
March 19, 2007

•	The company is responsible for the adequacy and accuracy of disclosure in this fling;

•	Staff comments or changes to disclosure in responses to staff comments, do not foreclose the Commission from taking any action with respect to the filing;

•	The company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Having now made the affirmation as required in your comment letter, the undersigned wish to respond directly to your comments with reference to the specific comments and the company’s response thereto and with further reference to the portion of the first amended proxy statement which we believe would be relevant and applicable to your comments:

While indicated in the redline version submitted in paper format, Croff has not made specific reference in this response letter to what it considers to be a minor changes involving spelling, grammar, punctuation or usage errors and their corrections. Any further changes which would be substantive in nature, and beyond the scope of the foregoing type of editing corrections, we will identify and comment on as voluntary corrections at the end of the response to your specific comment letter items.

1. Comment #1 - Your general comment #1 concerned the creation of a table of contents.

We have now employed a table of contents which we believe improves the accessibility and readability of the document, please let us know if you wish any further changes or modifications to the table of contents.

2. Comment #2 - You asked the registrant to review Item 19 of Schedule 14A, which we understand to primarily relate to disclosing amendments to the Articles or By-laws, and to separate out the description of those requested changes to which the proxy statement and proxy ballot would pertain. We further understood you to ask for a more complete description of the particular proxy items, including "reasons" for the proposals and any general "effect" of the proposals.

We believe that we have made a good faith attempt to assist the shareholders in reviewing particular proxy terms by the use of a glossary of selected terms (discussed later) and the inclusion under "The

Mr. Jason Wynn
Division of Corporate Finance/ SEC
March 19, 2007

Essential Terms of the Share Exchange Agreement" on Pages 7 through 10 of the general reasons and effects for each specific proxy item. A brief synopsis of the original reasons for each proposal and the company’s belief as to the impact are included in this section. Further, these matters were treated under the breakdown of the specific items appearing in the revised ballot and on Pages 11 and 12 of the current proxy statement. A more detailed treatment is further found under the revised Item 2, under the expanded "Discussion of the Share Exchange Agreement and Related Acquisition Terms" on pages 27 through 32. See also revised form of proxy ballot as enclosed at the end of the proxy statement.

3. Comment #3 - In general comment #3, you had asked Croff to consistently use defined terms and to decrease the capitalization of such terms throughout the document.

In response to this comment, we have tried to more consistently use what we deem to be the principal or essential terms uniformly throughout the proxy in addition to defining them wherever these principal terms are first used. We also thought it may be helpful, both to the Commission and to reviewing shareholders, to have an extended select glossary of some of those terms to refer to which we have included on Pages 4 through 6. Further, a conscious effort was made not to capitalize defined terms, after their first appearance in the document, and we believe we have been reasonably consistent in complying with your request in that regard.

We also noted under your general comment #3, some concern with being careful to define "closing date", "record date" and "notice date" consistently throughout the proxy. Again, the company has attempted to be consistent in defining and using those terms, both in the glossary and where first appearing in the first amended proxy. The document now contains a rather detailed explanation not only in the glossary and under "Effective Date" on Page 13, but as to the closing date and the determination and application of the record date and voting date also on Page 13. As explained in those sections, we have tried to define with particularity the process and time limitations on how the shareholder record date and voting date are determined under the by-laws and statutes, and then indicated that the actual dates as computed will be supplied in the final definitive proxy at the time when there are no further comments from the Commission. Obviously, those dates will have to be left blank until fixed in the final version of the proxy statement.

4. Comment #4 - In your comment #4, you first asked the company to include further disclosure items required by Items 5 & 7 of Schedule 14A, with reference to Items 404 and 407 of Regulation S-K. We understand

Mr. Jason Wynn
Division of Corporate Finance/ SEC
March 19, 2007

Item 404 of Regulation S-K to primarily involve related party transactions and Item 407 to contain various corporate governance matters which, apparently, were not adequately treated in the original proxy fling.

In response to those comments, the company has expanded, generally, the section on "Certain Relationships and Related Party Transactions" on Pages 23 through 24. We have also attempted to make the discussion both current and prospective, so far as possible, as to potential conflicts which may arise with the new management group in the event of the closing of the exchange agreement. We further think many of these potential conflicts are raised and treated under various parts of the "Risk Factors" section commencing on Page 49.

As to Item 407 dealing with corporate governance, we believe that those matters could be best handled by simply creating an entirely new section, captioned as "Corporate Governance", and including a discussion of all relevant Item 407 subjects to the best of the company’s ability and addressing all of the particular items we deemed applicable. This new section in compliance with Item 407 commences on Page 25 of the current proxy and continues on to Page 26.

In further response, we also believe all of the terms by which the principal shareholders will receive the oil and gas assets are now set-out with sufficient clarity and particularity in various sections of the revised proxy statement see particularly Pages 7 to 8 and 27 to 32. In short, we would anticipate Croff will give an assignment of all its oil and gas assets with assumption of all liabilities to the newly created Croff subsidiary. That subsidiary will exchange and sell its shares, as described in the proxy, to the principal shareholders. If you need further description of these transaction, please advise what additional information you may wish. The company has not deemed that the actual documents used to complete this transaction would be of any general importance or interest to shareholders and have not included them as exhibits to the proxy statement, but could do so or submit as supplemental documents if requested by your office.

Next, under comment #4, you asked us to discuss the class "B" preferred assets, with more specifics where first discussed; and, in addition, to provide better disclosure regarding the valuation of the assets and the reasons for the absence of a fairness opinion.

In this regard, we believe that there has been a substantially augmented description of the rationale and reasons for the transaction and the determination of the value range which is believed within the realm of reason by the board of directors, without obtaining an independent fairness appraisal or opinion. See particularly discussions on Page 9 of the current revised proxy materials and further discussions

Mr. Jason Wynn
Division of Corporate Finance/ SEC
March 19, 2007

on Pages 29, 30 and 31 of the revised proxy statement. In a nutshell fashion, the company has attempted in the revised sections of the proxy to make the following essential points with regard to valuation:

•	The company did not employ an independent fairness opinion or appraisal, because of the expense to the company and the legitimate concern of the board of directors that any appraisal or valuation of these type of widely diversified small fractional interest would be of questionable value or accuracy.

•	The company is providing, under Utah law, a dissenting shareholders rights valuation, based generally upon what the company believes to be a reasonable range from the information available to it from reserve reports and current cost and income analysis of the oil and gas assets. A summary of the 2006 reserve report is included in the 2006 10-K fling to be distributed with the proxy statement. In short, the company does not believe that there is any truly mathematical or scientific basis for determination of this valuation and simply believes that the value offered to shareholders is within the scope of reason based upon all of the foregoing factors; including the proposed valuation of the common shares after the acquisition of TRBT.

•	We have removed any reference to the board previously or in the current transaction finding that the valuation of the assets sold to the principal shareholders was "fair", but believe that the board of directors had a general responsibility to determine, and did determine, that the proposal, even without specific recommendation, was within the "realm of reason ability".

•	Finally, within the body of the previously cited proxy statement, Croff wishes to make clear that the residual assets left in the company will be the cash from the proceeds for the sale of the oil and gas assets after payment of the dividend and retirement stipend and the retention of existing cash or cash equivalent accounts estimated at around $100,000; but that the more significant valuation is believed to be the estimated post closing valuation of common stock after receipt of the TRBT assets. In all events, there is a requirement to leave not less than $530,000 in cash in the company at closing which would reduce the preferred "B" accounts if there is not sufficient money in the common accounts.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
March 19, 2007

5. Comment #5 - In comment #5 you requested us to explain more fully the treatment of class "B" shareholders, other than the principal shareholders, who may not be located for the purposes of exchanging their preferred "B" shares for common shares.

The company has attempted to address your critique and comments by more particularly explaining this exchange process under the definition "Notice Requirement to Shareholders" in the glossary of terms. This issue was again addressed within the bottom paragraph on Page 8. We are hopeful that this process now has been adequately and fully explained with a realistic discussion of potential consequences to preferred "B" shareholders no accepting the common shares, but demanding dissenting shareholder rights. As to shareholders not located for exchange purposes under the Utah Revised Business Corporation Act, the company must continue to contact shareholders until the return of not less than two mailings marked "non-deliverable". Then the company must hold the newly issued common shares under the unclaimed property act, Utah Code §67-4a-208, for not less than five years. Thereafter, the property is tendered to the state which has various notice requirement before it can liquidate the stock. The registrant believes provisions on unclaimed property held by the State are generic to all Utah corporations and not unique to this proxy, such that further explanation of this issue should not be required of Croff.

6. Comment #6 - You asked us to provide a state law analysis and determination of the record date for shareholders entitled to vote and to justify the use of December 31, 2006 as a record date.

As previously explained in response to your Comment 3, we are going to reserve setting the record date until the proxy statement is approved for distribution to shareholders. The use of December 31, 2006 was simply a place holder. However, in the interim, we believe that the proxy statement, itself now explains with some particularity the interplay between Utah law and our by-laws or board of directors discretion in formulating the record date as indicated in the amended proxy statement, see particularly the glossary at Page 6 and the section on "Record Date and Notice Date" on Page 13. We believe we have made clear the governing provisions for both Utah law and discretionary criteria used by the board of directors in fixing the record date as of a date thirty days (30) days prior to the mailing date of the definitive proxy materials.

7. Comment #7 - Regarding comment #7 on Executive Compensation, we have at your request reviewed Item 407 pertaining to Corporate Governance generally and Item 401 (402? Sic.) on Officer and Director Compensation as it applies to the current proxy statement disclosures.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
March 19, 2007

In response to these comments, the registrant wants to ensure the Commission that it fully desires to make a full, complete and fair disclosure not only of present but historical compensation to the existing management of the company. We also desire, based upon the best information available to describe, the prospective compensation for new management to be appointed in the event of the closing of the exchange agreement. Within the context of this type of disclosure, the registrant found some of the generally prescribed forms and Item 402 disclosure requests overly complex when applied to the relative simplicity of compensation involved with this company, both presently and in the foreseeable future post closing. In short, it should be understood there are, and will be, no stock rights or options to disclose as part of the proxy materials and that there was nor is no indirect compensation to anyone, other than the small IRA retirement payment on behalf of the corporation to its current president. Consequently, we would respectfully ask your indulgence not to require changing the disclosure format or tables as presently employed to exactly conform to Item 401 (402) and 407 on the basis that the present disclosure incorporates all of the same substantive information and presents it, based upon the simple model of this company, in a more simple and easily understood format.

8. Comment #8 - In comment #8, the Commission has asked us to rectify and clarify the discussions of matters actually to be voted upon and to conform the Proxy ballot form specifically to a representation in separate categories of matters to be voted upon.

We believe in complying with Rule 14a-4(a)(3) that we have achieved this objective by specifically breaking out and more fully explaining the matters to be voted upon on pages 11 through 13, both as to the common and preferred shareholders, and then conforming the proxy ballot form to those same exact headings as currently submitted. Please advise, if you deem we have not sufficiently "un-bundled" the ballot to satisfy your comment #8.

9. Comment #9 - We understood your comment #9 to inform us that under the regulatory definition of merger and acquisition, the present share exchange agreement would constitute a sufficient definition of an acquisition to require the information requirements in Item 14 of Schedule 14A.

In reading through these sections, we agree with your general observations, but limited to the fact that the shares to be issued in this share exchange will be restricted securities of one type or another. As a result, we are not applying for registration in as S-4 type registration statement. As we read Item 14, it

Mr. Jason Wynn
Division of Corporate Finance/ SEC
March 19, 2007

appeared to bifurcate in some degree that disclosure necessary for a combined S-4 registration and proxy statement with a more limited disclosure requirement when all of the shares to be issued are restricted securities. If we have interpreted and applied this distinction appropriately, we believe we have satisfied the requirements of Items 104 through 105 of Regulation M-A, by generally including such items under the new heading on "Corporate Governance" commencing on Page 25, and the new section "Background and Purposes of Transaction" on Page 30. Additionally, we believe the existing TRBT material is in sufficient detail pertaining to the businesses and operation of TRBT as contained on Pages 33 through 38 and management description of TRBT’s financial statements on Pages 41 through 45, including the general descriptions of the fro forma operations under the MD&A section.

10. Comment # 10 - Comment # 10 refers to your concern of whether we have appropriately or sufficiently incorporated the exchange agreement by references in the Proxy statement.

We believe that a proper incorporation under Note D to Schedule A has been made in the revised proxy by first more fully and extensively explaining the terms and provisions of the exchange agreement as set-out in the revised proxy statement. Secondly, we have made sure that reference was made, in a couple of places, that a physical copy of such exchange agreement could be obtained by any interested person without cost directly from the company; at the company website; or under the company’s earlier specific 8-K fling at the SEC website. We believe that with these two enhancements, the incorporation by reference is sufficient. However, if you disagree, please advise and we would consider attaching the entire exchange agreement on as an exhibit to the proxy fling, if necessary.

11. Comment #11 - Comment #11 asked for a revision of the tax aspects of the exchange, particularly in reference to the preferred "B" shareholders and to clarify other explanations including the Risk Factor on nature of TRBT entity.

In response to comment #11, we would maintain that it is neither the responsibility or appropriate for the company to attempt to give individual tax advice to shareholders, but rather to create a reasonable explanation of the probable tax consequences to the company and the probable general tax consequences to all shareholders by completing the exchange agreement sufficient for them to further discuss their individual tax situation with their individual tax advisors. Within these general parameters, we have re-written the tax section to more explicitly state the perceived or generally anticipated tax

Mr. Jason Wynn
Division of Corporate Finance/ SEC
March 19, 2007

consequences, both as to the company and to the individual shareholder participants, to the extent generally applicable. Please advise if you believe there should be further disclosure or revisions as to tax matters.

Further, in response to the general comment 11, we believe the foregoing referred revised sections extensively clarify basic terms, the nature of the exchange agreement and the nature of the entities, particularly TRBT. Finally, we have revised Risk Factor No. 5 to clarify the nature of ownership and to remove reference to TRBT as a subsidiary which appeared confusing.

In addition to specifically responding to the above comments contained in your letter of February 27, 2007, we have made various grammar, punctuation, syntax and spelling changes which are indicated in the redline version, but none of which we believe to be substantive changes requiring comment. The registrant has also voluntarily included a selective glossary which it believes would be helpful, as a general reference point for principal terms, for parties reviewing the proxy, but we would be more than happy to remove the glossary if you believe it does not enhance disclosure information to shareholders.

In addition to the glossary, we have also added the following voluntary disclosure changes which were not included directly in response to any of your comments:

1.            As you may have noted in reviewing the proxy materials, the company will contemporaneously, or shortly, file its 10-K form for the calendar year ending December 31, 2006, and has included that fling by reference and will disseminate the 2006 report on form 10-K to shareholders concurrently with the proxy. This addition also allows the company to eliminate reference to the third quarter 2006 10-Q report which will not be disseminated to shareholders or referenced.

2.            The company is contemplating discussing with TRBT moving the closing date for tax allocations to the actual closing rather than January 31, 2007, but do not believe any such change will impact public shareholders.

3.            We did not make any changes to the Dissenting Shareholder Rights Package as earlier fled.

The Company would request your response back at your earliest convenience and would further request an acceleration of the effective date of this proxy statement for distribution to shareholders at the earliest date possible.

Mr. Jason Wynn
Division of Corporate Finance/ SEC
March 19, 2007

Sincerely,

/s/ Julian D. Jensen
Julian D. Jensen
Corporate Counsel

DJ
Encls.

CROFF ENTERPRISES, INC.
-----------------------------------------

Certification

The undersigned, Gerald L. Jensen, acting as the President and Chairman of the board of Croff Enterprises, Inc. (Croff) represents that he has been duly authorized by the board of Croff to review, approve and sign the attached and incorporated response letter to the SEC on behalf of Croff and does hereby certify his signature to such letter and affirms all representations made by or on behalf of Croff in such letter.

/s/ Gerald L. Jensen
Gerald L. Jensen
Croff President and Chairman of the Board

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